Mail Stop 6010
Via Facsimile and U.S. Mail

October 23, 2006

Mr. Andrew Baker
Chairman and Chief Executive Officer
Life Sciences Research Inc.
PO Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

> **Re: Life Sciences Research Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed on March 16, 2006**
> **File No. 001-32615**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1. We believe that your description of cost of sales and the factors that cause period to period changes could be improved. Please provide us, in disclosure-type format, the types of costs included in cost of sales, the factors that have caused those costs to change for each period presented and why your gross profit margins increased from 21% in 2003 to 27% in 2005.

2. It appears that you use EBITDA as a non-GAAP performance measure. Please tell us how your disclosures comply with Item 10(e) of Regulation S-K. Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-

GAAP Financial Measures (which can be found at the following website address: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm)

Commitments

3. Total pension plan obligations disclosed in the table of contractual obligations amounted to $25.7 million as compared to $53.4 million shown on your consolidated balance sheet. Please explain this apparent inconsistency.

Notes to Consolidated Financial Statements

Note 11. Shareholders' Equity

Warrants

4. In 2005, you awarded 1,025,000 performance-based warrants to third party advisers. Following the guidance in EITF 96-18, you appear to have recorded no expense, deeming such warrants to have a zero value. You state that such expense will be recognized when performance conditions have been met based on fair value at the date of performance completion. Please tell us the performance conditions stipulated in these awards and the expected timing for such performance, and provide us your accounting analysis that supports your basis for recognizing the expense associated with these share-based payments. Also, demonstrate for us in your response why these warrants had a zero value at the performance commitment date.

Form 10-Q for quarterly period ended June 30, 2006

Notes to the Condensed Consolidated Financial Statements

4. Refinancing, page 10

5. Please tell us how you have accounted for the warrants issued as part of the March 2, 2006 refinancing and registration rights granted in connection with these warrants. Explain what is meant by "customary" registration rights. Refer to EITF 05-04 in regards to how management has determined to account for the registration rights agreement.

6. Cumulative Effect of Accounting Change

6. Under FIN 46R guidance, you deconsolidated Alconbury on June 30, 2006 based on a determination that you were no longer the primary beneficiary. You appear to have based this conclusion on Alconbury's repayment of the $10 million promissory note. Please provide us your accounting analyses supporting your

conclusion that you were no longer the primary beneficiary and for your deconsolidation accounting as presented in Note 6, particularly your basis for reversing the "June 14, 2005 through June 29, 2006 activity of Alconbury" in the cumulative effect adjustment. Include references to the specific provisions of FIN 46R and other technical literature that you considered in determining this accounting treatment.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant